SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 23, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: May 23, 2007

Print the name and title of the signing officer under his signature.

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Ste.1020-800 West Pender St. Vancouver, BC V6C 2V6 Tel: 604-684-6365 604-684-8092 www.greatbasingold.com

GREAT BASIN GOLD'S HOLLISTER PROJECT INCREASES RESOURCES
BY 100% TO APPROXIMATELY 2 MILLION EQUIVALENT OUNCES

May 23, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces that underground drilling has expanded and upgraded the mineral resources at the Company's Hollister Project on the Carlin Trend in Nevada, USA by 100% to approximately 2 million ounces gold equivalent.

Surface exploration drilling by Great Basin Gold in the Hollister Development Block in the period pre-2002, outlined a high grade-gold silver mineral resource in the Clementine and Gwenivere vein systems. At a 0.25 oz/ton (8.57 g/t) cut-off, the inferred mineral resources were estimated at 790,000 tons (717,000 tonnes) grading 1.29 oz/ton (44.23 g/t) gold and 7 oz/ton (240.0 g/t) silver, totalling approximately 1 million ounces gold equivalent.

Following the construction of a decline shaft, approximately 55,000 feet (16,750 m) of underground drilling has been completed over a twelve-month period to February 2007. Drilling was done at 100 feet (30 m) spacing to fill in gaps from the surface drilling program and in preparation for a feasibility study on the project. The drilling program was highly successful with estimated measured and indicated resources in excess of 1 million ounces from 903,000 tons (819,000 tonnes) at 1.03 oz/ton (35.32 g/t) gold and 5.71 oz/ton (195.77 g/t) being defined on the Clementine and Gwenivere vein systems. Inferred mineral resources of another 930,000 ounces from 805,000 tons (731,000 tonnes) at 1.08 oz/ton (37.13 g/t) gold and 3.94 oz/ton (134.92 g/t) silver were reported.

RESOURCE CATEGORY	CUT-OFF OZ/TON	TONS	TONNES	GRADE AU OZ/TON	GRADE AU G/T	OUNCES AU	GRADE AG OZ/TON	GRADE AG G/T	OUNCES AG	OUNCES AU EQUIVALENT
MEASURED	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
	0.45	364,000	330,000	1.42	48.83	518,000	7.96	272.81	2,896,000	571,000
INDICATED	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
	0.45	235,000	214,000	1.31	44.88	308,000	6.61	226.80	1,557,000	336,000
TOTAL MEASURED & INDICATED	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000
	0.45	599,000	544,000	1.38	47.28	827,000	7.43	254.74	4,452,000	907,000
INFERRED	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000
	0.45	508,000	461,000	1.52	52.19	773,000	4.83	165.46	2,450,000	818,000

Notes:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Gold equivalent in table above was calculated by using the following metal prices: US$550/oz Au and US$10/oz Ag. Pre-2002 equivalent was calculated using metal prices of US$290/oz Au and US$4.50/oz Ag. No metal recoveries have been applied.
(3) Highlighted cut-off 0.25 oz/ton from 2006 preliminary assessment.
Final cut-off and recoveries are subject to feasibility study.

President and CEO Ferdi Dippenaar said: "We are pleased with the outcome of the drilling program, as it validates the confidence that we have in the potential of the deposit. Through an additional 40,000 foot (12,200 m) drilling program, of which approximately 15,000 feet (4,570 m) have been completed, there is huge potential to upgrade the inferred resources to measured and indicated categories, and to add resources by drilling the newly discovered veins along strike. A large number of drill holes have, subsequent to this report, been completed and these results will be included in planned resource updates.

The drill holes reported in this resource statement have only been drilled to an average depth of 500 feet (150 m) below the contact of the Ordovician host rocks with the overlying volcanics (approximately 700 feet (210 m) below surface). Newly drilled holes have intersected mineralisation at an approximate depth of 920 feet (280 m) below the contact and we are awaiting assays. The results from these could impact significantly on the extent of mineralisation that will be available for further exploration and possible inclusion in a revised mine plan for the Hollister Project."

The measured and indicated resources which have been defined at the Hollister Project will now be used for mine planning. As engineering and other studies have been progressing concurrently with the drilling program, Great Basin Gold plans to complete the feasibility study by the end of June 2007.

The mineral resources were estimated by combination of kriging and inverse distance. The estimates were completed by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101. Details of the estimate will be included in a technical report in 45 days.

For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.